Exhibit 99.2

Santiago, September 11, 2020.

GG/237/ 2020

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice – Changes in the Board of Directors.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market (“CMF”), we inform the following Material Event:

As of this date, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) has announced that its subsidiary ITB Holding Brasil Participações Ltda. has acquired from Compañía Inmobiliaria y de Inversiones Saga SpA (“SAGA”) 5,558,780,153 shares of Itaú Corpbanca (the “Shares”), for a total purchase amount of CLP$33,138,103,833. This type of operation is provided for in the shareholders’ agreement entered into on April 1, 2016, by and among Itaú Unibanco and Corp Group Interhold SpA and certain of its affiliates, as amended on the date hereof, and it is the result of the partial exercise by Corp Group Holding Inversiones Ltda., Corp Group Interhold SpA and Inversiones Gasa Ltda. of the option to sell to Itaú Unibanco the shares hold by SAGA in Itaú Corpbanca, in view that the dividend resolved to be distributed in the Annual General Meeting of Shareholders of Itaú Corpbanca held on March 19, 2019, with respect to the financial earnings as at December 31, 2018 (for the amount of CLP$51,614,029,171, equivalent to the amount of US$77,640,767, as per the observado exchange rate in effect as of March 20, 2019), resulted in a dividend distribution in favor of Corp Group lower than US$120,000,000. As a consequence of this acquisition, Itaú Unibanco has increased its share participation in Itaú Corpbanca from 38.13534% approximately to 39.22017% approximately.

All the regulatory approvals needed to execute the referenced transaction have been duly obtained.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca